IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Confidential Treatment Requested

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
52663

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IVP CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

337 Noyac Path
(No. and Street)

Water Mill	NY	11976
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oliver Eberstadt	9174026685	oliver@ivp-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners
(Name – if individual, state last, first, and middle name)

244 West 55th Street	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

1/6/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Oliver Eberstadt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IVP Capital LLC, as of ______________, 2____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

MARIA A. TORRES
Notary Public, State of New York
Reg. No. 01TO6093272
Qualified in New York County
Commission Expires June 2, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

'tus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IVP Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IVP Capital, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IVP Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IVP Capital, LLC's management. Our responsibility is to express an opinion on IVP Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IVP Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of IVP Capital, LLC's financial statements. The supplemental information is the responsibility of IVP Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as IVP Capital, LLC's auditor since 2020.

Adeptus Partners, LLC

New York, New York
February 27, 2025

IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 27,210
Accounts receivable	61,466
Prepaid expenses	547
Other assets	4,609
Total assets	$ 93,832

LIABILITIES AND CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 25,097
Total liabilities	25,097
Capital (Note 3)	68,735
Total liabilities and capital	$ 93,832

Note 1- Nature of Business

IVP Capital, LLC (the "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a third party marketing firm, providing investment banking and advisory services to alternative investment management firms, including hedge funds, private equity funds, and real estate related funds

Under its membership agreement with FINRA, and, pursuant to Footnote 74 of SEC Release No. 34-70073, the Company does not carry accounts of or for customers, does not receive customer funds or securities, or self-clear customer transactions through a separate account and does not receive or hold funds or securities for customers, either directly or indirectly, or otherwise owe such funds and securities to customers. Accordingly, the Company is exempt from the requirements of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

Revenue recognition guidance Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Management fees and incentive fees: Pursuant to agreements with alternative fund managers, the Company introduces prospective investors to the fund managers and distributes marketing or offering materials to them. In the event of an investment by such an introduced prospective investor, the Company is paid a percentage of the management fees and incentive fees received by the fund manager attributed to the investment. Fee arrangements are based on a

percentage applied to the customer's assets under management by the fund manager in the case of management fees and on a percentage applied to the returns earned by the customer in that fund investment in the case of incentive fees. Fees are typically received quarterly and are recognized as revenue for the period in which the underlying fees were earned.

Retainer fees: The Company may collect monthly and quarterly retainers from fund managers for its efforts in identifying prospective investors and introducing them to the fund manager. These retainers are nonrefundable and are recognized as revenue monthly, as they relate specifically to the services provided in that period. During the year ended December 31, 2024, the Company did not earn retainer fees.

Advisory and other fees: The Company provides investment banking and other advisory services to alternative fund managers. The Company may also provide other nonrecurring miscellaneous financial and advisory services, which are recorded as other fees. Both advisory and other fees are recognized as revenue in the period in which the services are provided. During the year ended December 31, 2024, the Company did not earn advisory fees.

b) ***Cash and Cash Equivalents***

The Company considers money market funds to be cash equivalents. Accounts with financial institutions subject the Company to concentrations of credit risk. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2024, the Company's cash in bank accounts did not exceed the FDIC limit.

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d) ***Accounts Receivable***

The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the Statement of Financial Condition. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when

they are determined to be uncollectible. As of both January 1, 2024, and December 31, 2024, there was no allowance for credit losses. As of January 1, 2024, accounts receivable was $117,987.

e) ***Use of Estimates and Basis of Accounting***
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) ***Concentrations***
As of December 31, 2024, two customers made up 78% of the accounts receivable balance.

As of December 31, 2024, three customers made up 84% of revenues.

g) ***Segment Information***
Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Discolsures ("ASC 280"), that became effective for public entities, including broker-dealers, for fiscal years beginning after December 14, 2023. The additional disclosures required by ASC 280 are included in Note 4 – Segment Information.

h) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2024 and February 27, 2025, which is the date the financial statements were available to be issued, and no subsequent events or transactions were noted that would require recognition or disclosure in the financial statements.

Note 3- **Net Capital Requirement**

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company's net capital of $8,713 was $3,713 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 288.02%.

Note 4- Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing investment banking and advisory services in the securities industry. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole.

The accompanying statement of operations presents the segment revenue and expenses of this single reporting segment. All revenues were earned from external customers. All revenues and expenses are allocated to the Company's broker-dealer activities, and there were no significant variations in performance across different areas of the business.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.